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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25
                           NOTIFICATION OF LATE FILING

SEC FILE NUMBER:  1-9929                                          CUSIP NUMBER:


(Check One):         [ ] Form 10-K        [ ] Form 20-F           [ ] Form 11-K
                     [X] Form 10-Q        [ ] Form N-SAR


For Period Ended: MARCH 31, 2001


[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________________________

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NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I  -- REGISTRANT INFORMATION

Full Name of Registrant                      INSTEEL INDUSTRIES, INC.
Former Name if Applicable
Address of Principal
Executive Office (Street and Number)         1373 BOGGS DRIVE
City, State and Zip Code                     MOUNT AIRY, NORTH CAROLINA 27030


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PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X]           (a)  The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[X]           (b)  The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
                   thereof will be filed on or before the 15th calendar day
                   following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date: and
[ ]           (c)  The accountant's statement or other exhibit required by Rule
                   12b-25(c) has been attached if applicable.


PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         As of March 31, 2001, the Company was in default of certain financial covenants in its credit agreement. The Company is currently engaged in negotiations with its lenders regarding an amendment to the credit agreement that would waive the defaults and amend certain provisions. The Company believes that such negotiations are near completion. The Company believes that it must have the amendment finalized prior to filing its Form 10-Q because the execution of such an amendment is expected to materially impact certain disclosures in its Form 10-Q, as well as the unaudited interim financial statements thereto.

              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Statements made in this Form 12b-25, as well as statements made by the Company in periodic filings with government entities, press releases and other public communications, that reflect management's current assumptions and estimates of future performance are forward-looking statements made in reliance upon the safe-harbor provisions of the Private Securities Litigation Act of 1995. Forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from those projected, stated or implied by the statements.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


         MICHAEL C. GAZMARIAN                       (336) 786-2141
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                (Name)                              (Area Code and
                                                   Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes [ ] No [ ]

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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         As previously announced on April 18, 2001, for the three months ended
March 31, 2001, the Company reported a net loss of $4.2 million, or 49 cents per share, compared with net earnings of $898,000, or 11 cents per share, for the same period last year. Sales decreased 10 percent to $70.8 million from $78.8 million. On a comparable basis, excluding the sales of Florida Wire and Cable, Inc. ("FWC"), which was acquired in January 2000, sales decreased 17 percent. The Company reported an operating loss of $1.8 million, compared with operating income of $4.5 million for the same period last year. Interest expense increased to $4.5 million from $2.5 million.

         For the six months ended March 31, 2001, the Company reported a net loss of $7.7 million, or 92 cents per share, compared with net earnings of $1.7 million, or 21 cents per share, for the same period last year. Sales rose two percent to $139.8 million from $137.4 million. On a comparable basis, excluding the sales of FWC, sales decreased 16 percent. The Company reported an operating loss of $4.3 million, compared with operating income of $6.5 million for the same period last year. Interest expense increased to $7.9 million from $3.2 million.


                               * * * * * * * * * *


         INSTEEL INDUSTRIES, INC. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:  May 15, 2001             By: /s/ Michael C. Gazmarian
                                    --------------------------------------------
                                    Chief Financial Officer and Treasurer (and
                                    Principal Financial and Accounting Officer)